Jeff A. Zadoks Senior Vice President and Chief Financial Officer (314) 644-7612 jeff.zadoks@postfoods.com

February 20, 2015
VIA EDGAR
CONFIDENTIAL

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-4628
Attention:     Karl Hiller,
Branch Chief, Division of Corporate Finance

Re:    Post Holdings, Inc.
Form 10-K for the Fiscal Year ended September 30, 2014
Filed November 28, 2014
File No. 001-35305

Dear Mr. Hiller:

I am writing this letter on behalf of Post Holdings, Inc. (the “Company”) in response to the comment letter of the Staff of the Commission dated February 13, 2015 regarding the above-referenced Form 10-K and Registration Statement filed by the Company.
This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.
Form 10-K for the Fiscal Year Ended September 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 33

Debt Covenants, page 34

1.
We note on page 37 the impairment charges of the Post Foods brands were primarily the result of the acceleration of declines within the branded ready-to-eat cereal category, as well as the expectation that revenue and profit growth for Post Foods will be challenged in the medium to long-term. It is not clear, however, whether you believe these issues are reasonably likely to impact your compliance with the financial covenants of your Credit Agreement, as referenced under Note 14 – Long Term Debt. Please clarify for us whether you believe it is reasonably likely that you will not comply with any of your financial covenants, other than your consolidated leverage ratio. If non-compliance is reasonably likely, please disclose information about the covenant calculation and related details outlined in Section IV (C) of SEC Release 34-48960.

U.S. Securities and Exchange Commission
February 20, 2015

Response:

In the Company’s Annual Report filed on Form 10-K, on page 34 under heading “Debt Covenants” and in Note 14, also under the heading “Debt Covenants,” we disclose that the Company is in compliance with the financial covenants of the Credit Agreement as of September 30, 2014.

Based on projections used for the goodwill impairment tests, management does not believe non-compliance with Credit Agreement financial covenants is reasonably likely in the foreseeable future. The Credit Agreement financial covenants are based on consolidated performance and not on the performance of any one reporting unit. The Company has significantly diversified its business in the past year, accordingly, less favorable trends in the Post Foods reporting unit do not necessarily result in unfavorable forecasted consolidated performance. Furthermore, under the terms of the Company’s Credit Agreement, non-cash impairment charges, such as the impairment charges referenced in your letter, are, subject to certain conditions, added back to consolidated net income for purposes of the financial maintenance covenants contained in the Credit Agreement. As such, the non-cash impairment charges totaling $295.6 million recorded for the year ended September 30, 2014 were added back to net income and thus did not affect the Company’s compliance with such covenants.

In future filings we will affirmatively state that management does not believe non-compliance is reasonably likely in the foreseeable future, or, if non-compliance becomes reasonably likely, we will make the appropriate disclosures as required by Section IV (C) of SEC Release 34-48960.

In connection with the foregoing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I appreciate your prompt review and look forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please contact me at 314-644-7612 (jeff.zadoks@postfoods.com) or Diedre J. Gray, General Counsel, at 314-644-7622 (diedre.gray@postfoods.com).
Sincerely,
Jeff A. Zadoks
SVP and Chief Financial Officer